SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.)*

Beacon Capital Partners, Inc.
________________________________________________________
(Name of Issuer)


Common Stock
_______________________________________________________
(Title of Class and Securities)

073561102
_______________________________________________________

(CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 073561102                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     The Glenmede Trust Company      I.D. No. 23-1512117
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b)
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      2,401,500 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                            0 shares (shared)
                                            0 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       2,400,000 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :       1,500 shares (Shared)
                                               0 shares (None)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,401,500 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       11.05%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      BK
_____________________________________________________________________________




Item 1.

     (a). Name of Issuer: Beacon Capital Partners, Inc.
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          One Federal Street, 26th Floor
          Boston, MA 02110

Item 2.

     (a) Name of Person Filing:
             	The Glenmede Trust Company

     (b) Address of Principal Business Office
            	One Liberty Place, Suite 1200
             	1650 Market Street
             	Philadelphia, Pennsylvania 19103

     (c). Citizenship:
             	Pennsylvania

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number:  073561102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), Or 13d-2(b), check whether the person filing is a:

[_] (a)	Broker or Dealer registered under Section 15
of the Act,

[X] (b)	Bank as defined in Section 3(a)(6) of the Act,

[_] (c)	Insurance Company as defined in Section 3(a)(19)
of the Act,

[_] (d)	Investment Company registered under Section 8 of
the Investment Company Act,

[_] (e)	Investment Advisor registered under Section 203
of the Investment Advisers Act of 1940,

[_] (f)	Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee
Retirement Income Security Act of 1974 or
Endowment Fund; See Rule 13d-1(b)(1)(ii)(F),

[_] (g)	Parent Holding Company, in accordance with
Rule 13d-1(b)(ii)(G),

[_] (h)	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4. Ownership:

     (a). Amount Beneficially Owned:
            2,401,500 shares

     (b). Percent of Class:
            11.05%

          Above percentage is based on 21,730,888 shares of Common Stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                    2,401,500 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 0 shares.
                 No Power to Vote - 0 shares.

          (iii). sole power to dispose or to direct the disposition of:

                    2,400,000 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 1,500 shares
                 No Power - 0 shares.


Item 5. Ownership of Five Percent or Less of a Class.


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:

	The Glenmede Trust Company beneficially owns the securities covered by this report in a fiduciary capacity. Persons other than The Glenmede Trust Company have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities covered by this report. The Pew Memorial Trust is the only such person whose interest in the securities covered by this report relates to more than five percent (5%) of the class of such securities.


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: January 18, 2002

                              The Glenmede Trust Company

                              By  /s/ James R. Belanger
 					_______________________________
                              First Vice President and
Corporate Counsel